July 25, 2007

Mr. Mark Brunhofer, Senior Staff Accountant

United States Securities and Exchange Commission

Washington, D.C.

USA  20549

Re: MIGENIX Inc. Form 20-F Fiscal Year Ended April 30, 2006 File No. 0-22966

Dear Mr. Brunhofer,

Further to our May 22, 2007 response letter to the March 20, 2007 SEC comment letter and our phone conversation on July 3, 2007 we have set out below the additional comments you provided us as we understood them together with our responses thereon.  For ease of reference we have numbered the additional comments and our responses in the same manner as the March 20, 2007 letter.

Form 20-F for the Year Ended April 30, 2006

1.

Staff’s Comment

Item 5. Operating and Financial Review and Prospects, page 42

Additional comments: Please provide project costs since inception. If you are unable to provide costs since inception then disclose that you are unable to do so and provide project costs from the point that you are able to do so.

Response

We are currently working towards providing the requested cumulative since inception project costs. We are finding it a significant undertaking to sort through the various changes that have impacted how research expenditures have been presented in the financial statements over the past 15 years, as well as there being no allocation of costs in the early years before we had lead compounds and costs that were common to multiple programs. In this regard we have not reached a conclusion on any limitations that would limit our provision of the cumulative since inception project cost information. Our objective is to stay with the format we provided in our May 22, 2007 response letter with the addition of a column for “Cumulative Since Inception”.

Item 18.  Financial Statements

2.

Staff’s Comment

Note 16: Collaborative Development, Licensing and Royalty Agreements, page 131

Additional comments: Demonstrate how each obligation under your agreement with Cadence Pharmaceuticals is inconsequential or perfunctory, with attention to each of the factors described in question #2 of SAB 13(A)(3)(c). Please state the implications for your JDMC participation if any additional indications are to be developed. Clarify whether MIGENIX is obligated to sit on the JDMC and if so the period MIGENIX is required to sit on the JDMC.

Response:

Please see Exhibit A.

 3.

Staff’s Comment

Note 18: Reconciliation of Generally Accepted Accounting Principles, page 135

No additional comments.

4.

Staff’s Comment

Note 19: Subsequent Events, page 139

For the company’s convertible royalty participation units please provide the US GAAP analysis with respect to any differences that exist compared to the bifurcate classification pursuant to Canadian GAAP. Also please clarify whether you are accreting the debt portion to absolute maximum royalties payable or a probable maximum obligation. Please provide proposed disclosure for the Company’s April 30, 2007 financial statements.

Response

We have previously provided you with the description of our Canadian GAAP accounting treatment of the convertible royalty participation units including the application of EITF 88-18 to arrive at the debt classification of a portion of the units. See attached Exhibit B for analysis of the US GAAP treatment with respect to the Canadian GAAP equity component of the convertible royalty participation units, as well as draft disclosure for the US GAAP reconciliation to be included in our April 30, 2007 annual audited financial statements to be filed with our Form 20-F for the year ended April 30,

2007. Exhibit B also includes draft disclosure for the Convertible Royalty Participation Units note for our April 30, 2007 financial statements – this note is an updated version of the January 31, 2007 note you previously reviewed – we have added language to clarify that we are accreting to the probable maximum [i.e. “is being accreted to the maximum royalties payable of $29,465,000 (will be reduced for actual royalties paid, any units converted into common shares and should the estimate of royalties payable decline below $29,465,000)”].

Administrative Matters

In connection with the MIGENIX Form 20-F for the fiscal year ended April 30, 2006 we acknowledge that:

▪

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action  with respect to the filing; and

▪

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge that the disclosures we have provided to you in our May 22, 2007 response letter and this letter are to be incorporated into our Form 20-F filings. In this regard we seek your advice as to whether the Form 20-F for the fiscal year ended April 30, 2006 needs to be amended or whether the disclosures can be introduced in the Company’s Form 20-F for the fiscal year ended April 30, 2007. The Company is working to finalize the filing of its 2007 Form 20-F for next week.

We trust you will find these responses to be satisfactory for your purposes.  If you have any questions or comments with regards to our responses, please contact Art Ayres at (604) 221-9666 ext 233 or email aayres@migenix.com.

Yours sincerely,

MIGENIX Inc.

“Arthur J. Ayres”

Arthur J. Ayres, CA
Sr. VP Finance, Chief Financial Officer

Joint Development Management Committee (JDMC):

The following is our analysis of SAB 13(A)(3)(c) question #2 as it applies to the JDMC formed under our agreement with Cadence:

Firstly, the JDMC is not essential to the development or commercialization of the product pursuant to the license granted by MIGENIX to Cadence. The development, manufacturing and commercialization of the product are the sole responsibility of Cadence under the agreement. Cadence is fully capable of performing these activities without the JDMC or MIGENIX. It was MIGENIX who pursued the JDMC in negotiating the agreement. The JDMC principally serves an oversight function providing MIGENIX with information pertaining to Cadence’s diligence in developing the product and an opportunity for MIGENIX to provide input on the product’s development (the impact of this input is limited as Cadence has the tie breaking vote in any votes of the JDMC). To date there have been no matters requiring a vote of the JDMC members.  The JDMC meets quarterly and does not have any involvement in the daily management, planning, and other development activities. Cadence may benefit from the input provided by the MIGENIX JDMC members, but this input is not essential (i.e. infrequent and it is in addition to other input Cadence receives from its own employees, advisors, consultants, etc). Additionally the frequency of the JDMC meetings is indicative that Cadence is fully capable of developing and commercializing the product on its own and the JDMC is not essential. Furthermore since the commencement of the agreement Cadence has not needed to engage MIGENIX for any Development Subcontracts pursuant to Section 2.3(b) of the agreement.

Secondly, the upfront licensing fee Cadence paid to MIGENIX is fully non-refundable.

Thirdly, the following comments are provided in respect of the “other factors” discussed in SAB 13(A)(3)(c) question #2:

1)

Factor: The Company does not have a demonstrated history of completing the remaining tasks in a timely manner and reliably estimating their costs:

Response: We have had only one prior JDMC – there were no issues with MIGENIX completing its JDMC role during the term of that agreement. The nature of completing the JDMC obligation for MIGENIX is one of merely attending the quarterly meetings, so therefore the risk of MIGENIX not completing its JDMC role is minimal. This is especially true since the JDMC represents direct access for MIGENIX to information regarding Cadence’s efforts to advance the development of the product. This access is significantly superior to other licenses MIGENIX has where the licensee only has to provide semi annual or annual development reports. Incidental to attending the quarterly JDMC meetings is interacting with Cadence to set the agenda for each meeting and taking minutes of the meetings (one of the MIGENIX JDMC members is the JDMC secretary). Substantive preparation for the meetings is Cadence’s responsibility as they are the ones performing all the development work, planning, etc. There are no significant incremental costs to MIGENIX for participation on the JDMC.

2)

Factor: The cost or time to perform the remaining obligations for similar contracts historically has varied significantly from one instance to another:

Response: We have had only one prior JDMC. Under that agreement MIGENIX had significant development responsibilities and was being funded by the other party to perform the development activities. Therefore there are no relevant historical comparisons to address this factor. See response to Factor #1 above for discussion of time and cost.

3)

Factor: The skills or equipment required to complete the remaining activity are specialized or are not readily available in the marketplace:

Response: The MIGENIX JDMC members do not bring special qualifications to the program as Cadence has their own personnel and resources with the required skills to advance the program. Generally Cadence has personnel with similar or superior skills to those of the MIGENIX JDMC members (this is especially true as MIGENIX has lost several key personnel that were the most involved/familiar with the product when MIGENIX was developing the product).

4)

Factor: The cost of completing the obligation, or the fair value of that obligation, is more than insignificant in relation to such items as the contract fee, gross profit, and operating income allocable to the unit of accounting:

Response:  There are no significant incremental costs to MIGENIX for participation in the JDMC. The nature of the costs incurred by MIGENIX is the time of salaried personnel to participate in the meetings. The amount of time spent by these personnel on JDMC matters is very nominal (i.e. quarterly meetings with little preparation required) relative to their other functions at MIGENIX.

5)

Factor: The period before the remaining obligation will be extinguished is lengthy:

Response: There is no explicit termination date for the JDMC. Rather the scope of the JDMC is limited under Section 2.4 as follows:

“Notwithstanding the foregoing and anything to the contrary in this Agreement, the JDMC shall have a consulting role only in regard to, and no right to vote upon, any matters relating to burns and surgical infections indications for the Product.”

“The JDMC shall not have any responsibilities in connection with: (i) any Phase IV Study; (ii) any commercialization or marketing activities in connection with the

Product; or (iii) subject to Section 2.4(a)(vi), any manufacturing of commercial supplies of the Compound or the Product.”

The indications that can be pursued by Cadence are limited by the Field included in the agreement. The Field includes two main components with one specifically excluded from the scope of the JDMC. The first component of the Field is device related infections which is included in the scope of the JDMC and is the current focus of development. This component includes the LCSI (local catheter site infections) and CRBSI (catheter-related bloodstream infections) indications being pursued in the current Phase III clinical trial (LCSI is primary endpoint; the CRBSI indication is a secondary endpoint which can be pursued as an indication in post marketing approval “Phase IV” studies if not achieved in the current Phase III study). The burns and surgical infections indications are the other main component included in the Field licensed to Cadence. As per the extract above the scope of the JDMC specifically excludes this component of the licensed Field (“consulting role only”, no right to vote).

The limitation with respect to Phase IV studies, commercialization/marketing activities and manufacturing effectively limits the JDMC’s involvement to the development stage up to product approval. This could mean the end of the JDMC following completion of the current Phase III study and submission for marketing approvals. There could however be additional studies for further device related indications available under the Field and/or should additional studies be required in certain countries/patient populations in order to obtain further marketing approvals within the licensed Field and territories.

Based on the current status of the agreement the minimum period for the JDMC is estimated to be in the 4-5 year range, unless the agreement is terminated earlier. The maximum period could be the term of the license agreement itself which is tied to expiration of the last patent to expire (could also be 10 years from first commercial sale in countries where there are no valid patent claims) although it is very doubtful that development activities within the scope of the JDMC would continue for an extended period of time beyond the first product approval.

6)

Factor: The timing of payment of a portion of the sales price is coincident with completing performance of the remaining activity:

Response: No portion of the license fee is coincident with MIGENIX’s participation in the JDMC. Additionally the up-front license fee is 100% non-refundable and therefore is not connected to MIGENIX’s JDMC role.

Comment: With respect to whether MIGENIX is obligated to sit on the JDMC and the period MIGENIX is required to sit on the JDMC we advise as follows:

Response: The agreement does require both MIGENIX and Cadence to have three members each on the JDMC. There is no specific period specified for sitting on the JDMC, however there are limitations on the scope of the JDMC which have the effect of limiting the JDMC to development matters prior to product approval. Additionally part of the licensed Field (i.e. burn and surgical infections) are specifically excluded from the JDMC so the focus is on device related infections which is the second component of the licensed Field. See response to factor #5 above for discussion of these items. The JDMC meets quarterly and does not have any involvement in the daily management, planning, and other development activities. The actual cost and time commitment of MIGENIX personnel to the JDMC is not significant.

In summary MIGENIX’s participation in the JDMC is inconsequential and perfunctory to the license granted to Cadence for the development and commercialization of the product. The JDMC is not essential to the development or commercialization of the product by Cadence. The MIGENIX JDMC role is more about MIGENIX’s inherent interest in the future of the product and the future revenues MIGENIX can derive from Cadence’s development and commercialization of the product.

Technology Transfer:

The following comments are provided in respect of the “other factors” discussed in SAB 13(A)(3)(c) question #2:

1)

Factor: The Company does not have a demonstrated history of completing the remaining tasks in a timely manner and reliably estimating their costs:

Response: MIGENIX has routinely completed technology transfer responsibilities in the relatively short periods of time provided for under the applicable agreements and such costs are generally limited to salaried project personnel. For the first three months of the Cadence agreement, Cadence was required to pay MIGENIX’s out-of-pocket costs for such technology transfer services and thereafter MIGENIX was entitled to charge Cadence, at a rate of US$175/hr plus out-of-pocket costs, for the costs of providing the technology transfer services.

2) Factor: The cost or time to perform the remaining obligations for similar contracts historically has varied significantly from one instance to another:

Response: Historically the time and cost of completing technology transfer activities has been accomplished in a few months at a nominal incremental cost to MIGENIX. See response to Factor #1.

3)

Factor: The skills or equipment required to complete the remaining activity are specialized or are not readily available in the marketplace:

Response: MIGENIX personnel complete the activity in a fairly short period of time. Due to the nature of technology transfer MIGENIX’s personnel are the best qualified to complete the task due to their familiarity with the program being out-licensed, however other experienced drug development personnel could complete the task.

4) Factor: The cost of completing the obligation, or the fair value of that obligation, is more than insignificant in relation to such items as the contract fee, gross profit, and operating income allocable to the unit of accounting:

Response:  The fair value of completing the technology transfer activities are not significant. See response to Factor #1.

5)

Factor: The period before the remaining obligation will be extinguished is lengthy:

Response: The agreement with Cadence specifically provides that MIGENIX will provide the technology transfer activities during the first 3 months without compensation other than reimbursement of out-of-pocket costs. After 3 months MIGENIX was to be paid for its time. The technology transfer activities were substantially completed in the first 3 months of the agreement date. See response to Factor #1.

6)

Factor: The timing of payment of a portion of the sales price is coincident with completing performance of the remaining activity:

Response: No portion of the license fee is coincident with MIGENIX’s technology transfer obligation. Additionally the up-front license fee is 100% non-refundable and therefore is not connected to MIGENIX’s technology transfer obligation.

In summary MIGENIX’s technology transfer responsibilities are inconsequential and perfunctory to the license granted to Cadence for the development and commercialization of the product due principally to their short duration and no incremental costs.

Insurance

Pursuant to section 10.5 of the agreement both Cadence and MIGENIX are to maintain: (a) general liability insurance including contractual liability coverage with bodily injury, death and property damage; and (b) clinical studies and product liability insurance (obligation for product liability insurance starts with first commercial sale).

The following comments are provided in respect of the “other factors” discussed in SAB 13(A)(3)(c) question #2:

1)

Factor: The Company does not have a demonstrated history of completing the remaining tasks in a timely manner and reliably estimating their costs:

Response: MIGENIX prior to entering into the license agreement with Cadence had the applicable general liability and clinical trials insurance coverage in place as part of its ongoing operations. The product liability insurance coverage becomes applicable with the commercial sale of product and is therefore dependent on Cadence successfully developing the product and is directly related to future royalty income from the product.

2) Factor: The cost or time to perform the remaining obligations for similar contracts historically has varied significantly from one instance to another:

Response: Not applicable, see response to Factor #1.

3)

Factor: The skills or equipment required to complete the remaining activity are specialized or are not readily available in the marketplace:

Response: Not applicable, see response to Factor #1.

4) Factor: The cost of completing the obligation, or the fair value of that obligation, is more than insignificant in relation to such items as the contract fee, gross profit, and operating income allocable to the unit of accounting:

Response: There was no incremental cost associated with insurance required at the commencement of the agreement or to date. See response to Factor #1 re the product liability coverage.

5)

Factor: The period before the remaining obligation will be extinguished is lengthy:

Response: MIGENIX maintains the required general liability and clinical trials coverage as part of its normal business and not specifically for the agreement with Cadence.  See response to Factor #1 re the product liability coverage.

6)

Factor: The timing of payment of a portion of the sales price is coincident with completing performance of the remaining activity:

Response: No portion of the license fee is coincident with MIGENIX’s insurance obligation. Additionally the up-front license fee is 100% non-refundable and therefore is not connected to MIGENIX’s insurance obligation.

In summary MIGENIX’s insurance responsibilities are inconsequential and perfunctory to the license granted to Cadence for the development and commercialization of the product due principally to MIGENIX already having two of the required coverages as part of its ongoing operations and the third coverage only being applicable with the start of commercial sales in which case MIGENIX would derive royalty income from the agreement.

Patent Prosecution and Maintenance

Pursuant to section 7.2 of the agreement MIGENIX is responsible at its expense to obtain and maintain the patent rights set forth in the agreement.

The following comments are provided in respect of the “other factors” discussed in SAB 13(A)(3)(c) question #2:

1)

Factor: The Company does not have a demonstrated history of completing the remaining tasks in a timely manner and reliably estimating their costs:

Response: Part of MIGENIX’s normal business is the maintenance of its patent portfolios and the costs thereof can be reliably estimated (costs are routinely budgeted on an annual basis).

2) Factor: The cost or time to perform the remaining obligations for similar contracts historically has varied significantly from one instance to another:

Response: Costs for the maintenance of patent rights are highly dependent on what stage the relevant patent portfolio is at, the number of patents in the portfolio and the breadth of claims within each individual patent. The costs are higher at earlier stages as patent applications are filed and advanced to issuance. Once a patent issues the maintenance fees are a lesser cost. The omiganin patent portfolio (includes patents and applications currently licensed to Cadence and Cutanea) is at a relatively advanced stage with issued patents and some patent applications that are in the process leading to their issuance. The omiganan patent portfolio is not exclusive to Cadence as Cadence has a limited Field and Territory (i.e. North America and Europe) so the costs incurred by MIGENIX are necessary for more than just the license to Cadence. As such the prosecution and maintenance of the patents licensed to Cadence does not represent an incremental performance obligation for MIGENIX. Furthermore, MIGENIX has no obligation to conduct additional research to maintain or expand the omiganan patent portfolio.

With respect to the time MIGENIX is required to maintain the patents licensed to Cadence, it will be for the life of each patent.  The period which MIGENIX will derive royalty revenue from Cadence pursuant to the license agreement is related to the life of the patents (there are provisions for royalties with respect to situations where no valid patent claims exist in countries where the product is being sold but generally royalty income is associated with valid patent claims). This royalty revenue is currently expected to start in 2009. Prior to royalty revenue MIGENIX would receive milestone revenue related to the regulatory submission and approval process in the United States and Europe.

3)

Factor: The skills or equipment required to complete the remaining activity are specialized or are not readily available in the marketplace:

Response: MIGENIX contracts out maintenance of the patent rights to external legal counsel. There are many legal firms specializing in patents that have the skills to maintain the patent rights.

4) Factor: The cost of completing the obligation, or the fair value of that obligation, is more than insignificant in relation to such items as the contract fee, gross profit, and operating income allocable to the unit of accounting:

Response: The annual cost to maintain the omiganin patent portfolio is approximately US$100,000. This amount would be required to be spent in the absence of the Cadence agreement given the multiple licensing opportunities for omiganan for fields outside of those licensed to Cadence. Specifically, in Section 3.2 of the agreement with Cadence, MIGENIX reserved the rights to exploit the technology for any purposes, including to use, develop, market, advertise, promote, distribute, offer for sale, make, manufacture, sell, export and import the product: (i) outside the territory licensed to Cadence; and (ii) inside the territory, but outside the Field licensed to Cadence. Our agreement with Cutanea is an example of the omiganan patent portfolio being licensed in a field not included in the Cadence license. As mentioned in our response to Factor #2 above our expected future royalty revenue from the agreement with Cadence is directly related to these patent rights and is expected to start in 2009 (prior to April 30, 2007 our expectation for the start of royalty revenue was 2008 – the shift in this expectation is based on Cadence’s announcement that they are seeking to increase the size of the current phase III trial thus delaying the results of the trial and submissions for marketing approvals).

5)

Factor: The period before the remaining obligation will be extinguished is lengthy:

Response: As mentioned in the response to Factor #2 MIGENIX is required to maintain the patent rights for the life of the patents. The royalty income MIGENIX can earn under the Cadence license agreement is related directly to the life of the patents (i.e. there is future revenue associated with maintenance of the patent rights which is currently expected to start in 2009). Generally the life of the MIGENIX patent portfolio is anticipated to be in the 2020 range.

6)

Factor: The timing of payment of a portion of the sales price is coincident with completing performance of the remaining activity:

Response: No portion of the license fee is coincident with MIGENIX’s maintenance of the patent rights. Additionally the up-front license fee is 100% non-refundable and therefore is not connected to MIGENIX’s maintenance of patent rights obligation.

In summary MIGENIX’s patent prosecution and maintenance responsibilities pursuant to the license granted to Cadence for the development and commercialization of the product are inconsequential and perfunctory to MIGENIX as:

▪

the prosecution and maintenance of the patents licensed to Cadence does not represent an incremental performance obligation for MIGENIX

▪

MIGENIX has no obligation to conduct additional research to maintain or expand the omiganan patent portfolio

▪

MIGENIX needs to directly maintain/control the omiganan patent portfolio due to its broader interests outside the Field and territory licensed to Cadence

▪

the patent portfolio is linked directly to future royalty income and the anticipated period  to deriving royalty income from the agreement with Cadence is relatively short (estimate 2009)

▪

the maintenance of patents does not bear directly on the development of the product (incidental to product development)

Exhibit B:  Response to Staff’s Comment #4 Note 19: Subsequent Events, Page 139

US GAAP Accounting Analysis – Convertible Royalty Participation Units

Each convertible royalty participation unit (“the Unit”) represents a hybrid instrument, inclusive of a royalty obligation (“the Host Contract”) and an equity conversion feature (“the Embedded Conversion Option”).  We have concluded that each Unit represents a single hybrid instrument, classified as a liability, and that the equity conversion feature does not represent a freestanding instrument.

Consistent with our conclusions under Canadian GAAP and as previously described to you, we have concluded that the Host contract constitutes debt under EITF 88-18.

As previously described to you in our letter dated May 22, 2007, the Company has bifurcated the Unit into the Host Contract (classified as a liability) and the Embedded Conversion Option (classified as equity), as required under Canadian GAAP, CICA Handbook Section 3860.  The Embedded Conversion Option entitles the holder to convert at a stated conversion price (also the effective price as defined in EITF 00-27, Part II, Issue I) of $0.50 per share.

The Embedded Conversion Option can be exercised by the holder at any time.  The number of shares issuable per each dollar of potential royalty obligation outstanding is fixed.  To the extent royalties paid on the units (each of which is entitled to a maximum $1,000 potential royalty), the number of shares into which that unit is converted is reduced proportionately (i.e., if $300 of royalties are paid, the number of shares is reduced by 30% ($300/$1,000) due to the “principal paydown” of the contingent royalty obligation.  This is analogous to a constant conversion price for an amortizing bond.  The Embedded Conversion Option must be settled in shares.  The Company can force the conversion (using the same formula, so it is not separately analyzed) if, at any time, the 20-day weighted average closing price of the Company’s common shares has exceeded $2.00 and the average daily trading volume is 30,000 or greater.

In considering the US GAAP classification of the Units, the Company considered FAS 150 (inclusive of FASB Staff Positions); APB 14; EITFs 98-5, 00-27; FAS 133 (as adjusted and inclusive related DIG issues); and EITF 00-19.

The key conclusions reached in our analysis include:

1.

The Holder’s Embedded Conversion Option is embedded, not freestanding.  The conversion option cannot be exercised without causing the termination / cancellation of the underlying host royalty obligation, which ceases to exist upon conversion.    Furthermore, the host instrument is considered a liability under EITF 88-18 and that decision is unaffected for the instrument as a whole by FAS 150.  FAS 150 does not apply to embedded features.

Exhibit B:  Response to Staff’s Comment #4 Note 19: Subsequent Events, Page 139

2.

The Unit (hybrid instrument) is not a derivative in its entirety, as the unit was issued for cash (which exceeded the fair value of the royalty obligation (absent the conversion feature) and, as such, it does not meet the “little or no net investment criterion” under FAS 133, paragraph 6(b).

3.

The Embedded Conversion Option does not contain a beneficial conversion feature within the meaning of EITF 98-5 and EITF 00-27.  The fair value of the common stock did not exceed the conversion price (stated and effective conversion price under EITF 00-27, Issue 1, are both $0.50) at the commitment date, whereas the common stock price was $0.44.   In considering the effective conversion price, the Company utilized gross proceeds for the instrument.  Although the Company incurred transaction costs, including agents’ warrants (not detachable warrants issued to the investors), the Company determined these amounts do not affect the determination of the amount allocated to the debt (and therefore, the effective conversion price) as they are treated as deferred financing costs in the balance sheet, not an allocation of the proceeds from the investor.

4.

The Embedded Conversion Option does not require separation under FAS 133.

FAS 133, paragraph 12 requires bifurcation of an embedded derivative if all of the following are met:

a.

The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.  This condition is met, as the economic characteristics of an equity conversion option are not clearly and closely related to the economic characteristics of a royalty obligation.

b.

The contract (“the hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.  This condition is met, as the host instrument is accounted for under the interest method under EITF 88-18.

c.

A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6-11, be a derivative instrument subject to the requirements of this Statement.

Analysis:  Often, whether or not a conversion feature of convertible debt meets this condition is dependent upon an evaluation under paragraph 11(a) (and EITF 00-19). However, in this circumstance, the Embedded Holder’s Conversion Option is an option to exchange the rights to future royalty payments (up to $1,000 and declining over time, to the extent of

Exhibit B:  Response to Staff’s Comment #4 Note 19: Subsequent Events, Page 139

any royalty dollars actually paid) for a specified number of common shares.  As such, the key analysis for this instrument is under paragraph 10(e) of FAS 133.

FAS 133, paragraph 10(e) states the following:

“Contracts that are not exchange-traded are not subject to the requirements of this Statement if the underlying on which the settlement is based is one of the following:

…(3)  Specified volumes of sales or service revenues of one of the parties to the contract.

If a contract has more than one underlying and some, but not all, of them qualify for one of the exceptions in paragraphs 10(e)(1), 10(e)(2), and 10(e)(3), the application of this Statement to that contract depends on its predominant characteristics.  That is, the contract is subject to the requirements of this Statement if all of its underlyings considered in combination, behave in a manner that is highly correlated with the behaviour of any of the component variables that do not qualify for an exception.”

Paragraph 58(c) adds:  “The contract is subject to the requirements of this Statement if the changes in its combined underlying are highly correlated with changes in one of the component variables that would not qualify for an exception.”

The Units are not exchange traded and contain two principal underlyings:  the level of future royalties and the share price.  Although the share price is not subject to the exemptions in 10(e), the royalty underlying is clearly eligible for the exemption in 10(e)(3).  The underlying royalty obligation contains no minimum and is capped at $1,000 per Unit (a value much higher than the current value of the shares into which the Unit could be converted).  However, whether or not any amount of royalties will be owed and when, if there are ultimately payable, is highly uncertain, based on the stage of development of the underlying product, which is currently in Phase III clinical trials and have not entered commercial production. The Company expects significant clinical results in the next year that could significantly impact the likelihood and/or timing of future royalties occurring.

Because the value associated with the future sales / royalties is a very substantive feature in the value of the embedded conversion feature, the value of the Embedded Holder’s Conversion Option as a whole (the combined underlyings) would not be expected to move in a manner that is

Exhibit B:  Response to Staff’s Comment #4 Note 19: Subsequent Events, Page 139

highly correlated with changes in share price.  The value of the combined underlyings would move in a manner that is highly responsive to the combination of the value of the royalty and the share price, but is not expected to be highly correlated to either individually (both of which are expected to be reasonably volatile).   As such, the share price does not constitute the predominant characteristic of this conversion feature and the conversion feature, with its multiple underlyings, qualifies for the exemption of FAS 133, 10(e).

Based on the above, the Holder’s Embedded Conversion Feature does not meet condition 12(c) of FAS 133.

As such, FAS 133 does not result in the bifurcation of the Holder’s Embedded Conversion Feature, which, instead, is treated as an integral part of the convertible Unit and presented as debt.  Because the embedded feature is not a freestanding instrument and is not detachable as a result of the application of FAS 133, paragraph 10(e), the Company did not further address whether the embedded feature would qualify as debt or equity in accordance with EITF 00-19.

Exhibit B:  Response to Staff’s Comment #4 Note 19: Subsequent Events, Page 139

Draft Disclosure -- US GAAP Reconciliation Convertible Royalty Participation Units

19. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

[x]  For purposes of Canadian GAAP, the Company has classified the convertible royalty participation units, which contain characteristics of both debt and equity, according to its individual liability and equity components as described in note 11.   For purposes of U.S. GAAP, the entire units are classified as liabilities as the conversion feature does not qualify for separation and recognition as equity.  This also caused a corresponding reclassification of deferred financing costs from equity (under Canadian GAAP) to deferred financing costs for U.S. GAAP purposes.

The impact of the significant U.S. GAAP variations from above on the consolidated balance sheets are as follows:

	2007		2006
	CDN GAAP ($)	Cumulative Difference ($)	U.S. GAAP ($)	CDN GAAP ($)	Cumulative Difference ($)	U.S. GAAP ($)
Assets:
Deferred financing costs [x]	473,259	731,396	1,204,655	—	—	—
Liabilities:
Convertible royalty participation units [x]	4,846,710	5,744,548	10,591,258	—	—	—
Shareholders’ equity:
Convertible royalty participation units [x]	4,554,165	(4,554,165)	—	—	—	—
Deficit	•	(458,987)	•

Exhibit B:  Response to Staff’s Comment #4 Note 19: Subsequent Events, Page 139

The impact of the significant U.S. GAAP variations from above on the consolidated statements of loss are as follows:

	2007	2006	2005
	$	$	$

Loss for the year, Canadian GAAP	(•)	(•)	(•)
Adjustment to accretion of convertible royalty participation units [x]	(458,987)	—	—
Loss for the year before cumulative effect of change in accounting policy, U.S. GAAP	(•)	(•)	(•)

Cumulative effect of change in accounting policy [e]	—	—	(•)
Loss and comprehensive loss for the year, U.S. GAAP	(•)	(•)	(•)

Basic and diluted loss per share, U.S. GAAP	$(0.•)	$(0.•)	$(0.•)
Weighted average number of common shares outstanding, U.S. GAAP	•	•	•

Exhibit B:  Response to Staff’s Comment #4 Note 19: Subsequent Events, Page 139

Draft Disclosure – Convertible Royalty Participation Units

11. CONVERTIBLE ROYALTY PARTICIPATION UNITS

On May 3, 2006, the Company completed a financing of $8,839,500 relating to a portion of the future royalties from the Company’s license agreements with Cadence Pharmaceuticals [note 17[a]] and Cutanea Life Sciences [note 17[b]].  A total of 29,465 convertible royalty participation units were issued at a price of $300 per unit.  Each unit entitles the purchaser to receive up to $1,000 of royalties under the license agreements to May 3, 2021.  The $1,000 of royalties per unit is as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties received until a further $400 of royalties is paid per unit.  In the event there are no royalties under the license agreements there is no obligation for the Company to make any payments to the unit holders.

The units can be converted at any time, at the option of the holder, into the Company’s common shares (initially 600 common shares per unit based on conversion price of $0.50 per common share, with the number of common shares reduced proportionately for royalties received by the unit holders).  Additionally, the Company has an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of the Company’s common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater.

The Company’s obligation to pay royalties from the license agreements and/or to issue common shares upon conversion of a unit terminates upon the earlier of: [i] the date $1,000 of royalties has been paid in respect of the unit; [ii] the date the unit is converted into common shares; and [iii] May 3, 2021.

The Company has provided the purchasers (through a trustee) with a first-lien security interest over certain assets of the Company relating to the license agreements.  The security interest can be acted on in the event of default by the Company including bankruptcy, non-payment of royalties received under the two license agreements, and certain other events.  In the event of default, the Company would become obligated to pay the unit holders $1,000 per unit less any royalties paid in respect of the unit.

In connection with completing the transaction: the Company: [i] paid the agent a cash commission of $707,160 and issued to the agent warrants for the purchase of 883,950 common shares at a price of $0.50 per common share, expiring May 3, 2009 [note 14[g][i]]; and [ii] incurred approximately $400,000 in legal, professional and other costs of which $274,771 was included in other assets at April 30, 2006.  The warrants issued to the agents were determined to have a value of $231,365 using the Black-Scholes option pricing model and have been recorded as contributed surplus [note 14[c]].

The $8,839,500 of proceeds on issuance of the convertible royalty participation units have been classified in the Company’s consolidated financial statements according to the separate equity and debt component parts using the relative fair value method resulting in: (1) $4,554,165 (net of $812,662 of costs inclusive of an allocation of the fair value of the agent’s warrants) being allocated to the equity portion of convertible royalty participation units representing the pro-rata fair value of the conversion feature as determined by the Black-Scholes option pricing model; and (2) $3,472,673 being allocated to the carrying value of the debt component of the convertible royalty participation units (inclusive of $525,843 of deferred financing costs which is also inclusive of allocation of the fair value of the agent’s warrants). The $3,472,673 initial carrying value of the debt component of the convertible royalty participation units is being accreted to the maximum royalties payable of $29,465,000 (will be reduced for actual royalties paid, any units converted into common shares and

Exhibit B:  Response to Staff’s Comment #4 Note 19: Subsequent Events, Page 139

should the estimate of royalties payable decline below $29,465,000) over the estimated royalty payment term using the effective interest method with the corresponding accretion expense being included in the statement of loss.  The deferred financing costs will be amortized to accretion expense over the estimated term of the convertible royalty participation units, being ten years. For the year ended April 30, 2007, the accretion of the convertible royalty participation units (including $52,584 in amortization of deferred financing costs) amounted to $1,426,621 and the carrying value of the debt component of the convertible royalty participation units at April 30, 2007 is $4,846,710. Upon conversion of any of the convertible royalty participation units into common shares, the carrying value of the equity component plus the carrying value of the debt component (less the carrying value of the deferred financing costs) would be reclassified as common share capital.